-----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 2
                                to Schedule 14D-1
                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934


                     The Earth Technology Corporation (USA)
                            (Name of Subject Company)



                             Tyco International Ltd.
                              T1 Acquisition Corp.
                                    (Bidders)



                     Common Stock, par value $.10 per share
                         (Title of class of securities)



                                   270315-10-4
                      (CUSIP number of class of securities)

                         Mark H. Swartz, Vice President-
                             Chief Financial Officer
                             Tyco International Ltd.
                                  One Tyco Park
                           Exeter, New Hampshire 03833
                                 (603) 778-9700
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                 with a copy to:

                             Joshua M. Berman, Esq.
                            Kramer, Levin, Naftalis,
                             Nessen, Kamin & Frankel
                                919 Third Avenue
                            New York, New York 10022
                            Telephone: (212) 715-9100

                                Page 1 of 6 pages
                       Exhibit Index is located on page 5

          T1 Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Tyco International Ltd., a Massachusetts corporation ("Tyco"), and Tyco hereby amend their Tender Offer Statement on Schedule 14D-1 dated December 13, 1995 (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of The Earth Technology Corporation (USA), a Delaware corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D- 1.

ITEM 10.  ADDITIONAL INFORMATION.

Item 10(f) is hereby amended to add the following:

         "(f) The Offer of the Purchaser to purchase all outstanding Shares of the Company expired at 12:00 midnight, New York City time, on Friday, January 12, 1996. The tendered Shares were accepted by the Purchaser for payment, subject to the terms of the Offer. Tyco issued a press release on January 15, 1996, in which it disclosed that the Depositary had informed it that an aggregate of 8,088,059 Shares, representing approximately 92.6% of all the outstanding Shares (including Shares subject to guaranteed delivery procedures), were tendered and not withdrawn prior to the Expiration Date."


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(10)  Press release, issued January 16, 1996.

                                                     SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 1996


                                        T1 ACQUISITION CORP.



                                By:      /s/ M. Brian Moroze
                                         Name:  M. Brian Moroze
                                         Title:  Vice President and Secretary

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 1996


                                             TYCO INTERNATIONAL LTD.



                                             By:      /s/ Barbara S. Miller
                                             Name:  Barbara S. Miller
                                                      Title:  Treasurer

                                  EXHIBIT INDEX




                                                                 Sequentially
Exhibit                                                          Numbered
 Number                        Description                          Page


(a)(10)           Press release issued on January 16, 1996.          6

                                                                Exhhibit (a)(10)


                       [TYCO INTERNATIONAL LTD LETTERHEAD
                                     [LOGO]




FOR IMMEDIATE RELEASE                                          CONTACT:
                                                               David P. Brownell
                                                               Vice President
                                                               (603) 778-9700


                TYCO INTERNATIONAL COMPLETES TENDER OFFER FOR THE
                       EARTH TECHNOLOGY CORPORATION (USA)


         Exeter, New Hampshire, January 15, 1996 -- Tyco International Ltd. (NYSE-TYC) announced today that the $8 per share cash tender offer for all outstanding common shares of The Earth Technology Corporation (USA) (OTC-ETCO) ("Earth Tech") expired by its terms at 12:00 midnight, New York City time, on January 12, 1996.

         According to 1st Interstate Bank of California, the depositary, 8,088,059 common shares, representing approximately 92.6% of the outstanding common shares of Earth Tech, were tendered by shareholders (including shares subject to guaranteed delivery) prior to the offer's expiration.

         Tyco is a worldwide manufacturer with strong leadership positions in disposable medical products, packaging materials, flow control products, electrical and electronic components and is the world's largest manufacturer and installer of fire protection systems. The Company operates in more than 50 countries around the world and has revenues in excess of $4.5 billion.


                                                        xxx



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